UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes                No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                 No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED: MINING INDUSTRY SUBMITS CODE
PROPOSAL TO DRC GOVERNMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
29 March 2018
NEWS RELEASE
Mining industry submits code proposal to DRC Government
(PRESS RELEASE) -- Mining industry representatives* in the Democratic Republic of
Congo have submitted a formal proposal to the country’s Ministry of Mines that is designed to address concerns about the recently revised mining code as well as the government’s revenue needs.

Among other things, it proposes linking a sliding scale of royalty rates to the prices of the key commodities, which industry representatives believe would be a more effective mechanism than the windfall tax introduced in the new code and at current prices would immediately give the government a higher share of revenues than what is provided in the new code. It also deals with stability arrangements, state guarantees and mining conventions.

Along with the stability afforded to convention holders, enshrined in the 2002 mining code is a 10 year stability clause which provides that the holders of mining and exploration titles will continue to be governed by the terms of the 2002 mining code in the event of the implementation of any new law for such period.

Article 276:
“The State guarantees that the provisions of the present Code can only be modified if, and only if, this Code itself is the subject of a legislative amendment adopted by
Parliament.

The rights attached to or deriving from an exploration licence or mining exploitation licence granted and valid on the date of the enactment of such a legislative modification, as well as the rights relating to or deriving from the exploitation licence subsequently granted by virtue of such an exploration licence, including among others, the tax, customs and exchange regimes set forth in this Code, remain acquired and inviolable for a ten-year period from the date of:
a)
the entry into force of the legislative modification for the valid exploitation licences existing as of that date;

b)
the granting of the exploitation licence subsequently granted by virtue of a valid exploration licence existing on the date of entry into force of the legislative modification.

However, the proposal accepts 76% of the articles in the 2018 code and suggests changes to the rest only to ensure the effectiveness and legality of the code. The mining industry representatives believe these changes will resolve issues with the code and contractual relationships while giving the DRC and its people increased participation in the proceeds of mining.

* Issued on behalf of members of the DRC mining industry representing more than 85% of the DRC’s copper, cobalt and gold production and most significant development projects: Randgold Resources, Glencore, Ivanhoe
Mines, Gold Mountain International/ Zijin Mining Group, MMG Limited, Crystal
River Global Ltd and China Molybdenum Co, Ltd (CMOC), AngloGold Ashanti.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481    cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031    sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031    sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555    sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322    fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                  AngloGold Ashanti Limited
Date: March 29, 2018
By:
/s/ M E SANZ PEREZ________
Name:         M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance